                      Filed by CPB Inc.
                      Pursuant to Rule 425 of the Securities Act
                      of 1933, as amended, and deemed filed
                      pursuant to Rule 14d-2 and Rule 14a-12
                      under the Securities Exchange Act of
                      1934, as amended
                      Subject Company: CB Bancshares, Inc.
                      Commission File No. 0-12396

        The following is an advertisement that CPB Inc. placed in newspapers in Hawaii on April 21, 2003 and posted on its web site (www.cpbi.com) on April 21, 2003.

An Open Letter
About Hawaii's Future

        Recently, Central Pacific Bank publicly proposed a merger with City Bank to form a stronger Hawaii-based bank whose lending, investing and contributions decisions will be made here. By people who know, understand and love Hawaii.

        Most of us were born here, grew up here, made our lives here. And we're unanimous. This is good for Hawaii. We have great respect for our peers at City Bank, and we want to work together with them to combine our resources to better serve our local communities.

We want to tell you why.

        Hawaii is a unique community—with traditions and values that must be preserved. At the same time, we must recover from the economic slump of more than a decade. To do both, we need to be proactive and build stronger Hawaii-based companies with our community's best interests at heart.

        More than two-thirds of our new jobs come from the small companies Hawaii needs most. Yet, according to state surveys small businesses feel they don't have enough capital.

        That's where a stronger, locally based bank comes in. Together, our two banks can write more loans and offer greater convenience with enhanced products and services for small businesses. Now more than ever, it's time to create a local business-banking powerhouse in our community where jobs are powered by local business.

There's more.

        For customers, there would be a larger branch network, more ATMs, more products, serving more communities. Together, we would be large enough to make a difference, small enough to deliver the same fiercely loyal service with a dedicated staff of people who care about our customers.

        Our proposal is good for shareholders. City Bank shareholders will get a 54 percent cash-and-stock premium to their stock's market value prior to our offer. Cash dividends will also increase 290 percent. Central Pacific Bank shareholders will also benefit from enhanced earnings.

        Both institutions owe their successes to the people of Hawaii, and the combined bank would maintain its core value of loyalty to create a better future for shareholders, customers, employees and our community.

        Aloha,

/s/ Paul Kosasa	/s/ Stanley W. Hong	/s/ Clint Arnoldus
/s/ Alice F. Guild	/s/ Daniel M. Nagamine	/s/ Joseph F. Blanco
/s/ Dennis I. Hirota	/s/ Gilbert J. Matsumoto	/s/ Clayton K. Honbo

CPB Board of Directors (L to R): Paul Kosasa, Stanley W. Hong, Clint Arnoldus, Alice F. Guild,
Daniel M. Nagamine, Joseph F. Blanco, Dennis I. Hirota, (seated) Gilbert J. Matsumoto, Clayton K. Honbo.

[PHOTOGRAPH OF DIRECTORS]

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. ("CPB") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPB's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, timeconsuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB's reports (such as Annual Reports on Form 10-K,

Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI's historical performance and CPB's assumptions regarding the reasonable future performance of CBBI on a standalone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808)544-0627.

        CPB, its directors and executive officers and certain other persons may be deemed to be "participants" if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB's 2003 Annual Meeting of Shareholders.